[Letterhead of Sutherland Asbill & Brennan LLP]

January 15, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2 filed January 15, 2014

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on January 15, 2014 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-188956) (the “IPO Registration Statement”), initially filed with the Commission on May 30, 2013 and declared effective, as amended, on September 24, 2013, which IPO Registration Statement related to the initial public offering of the Company’s common stock, except for (i) disclosure relating to the Company’s proposed public offering of its senior notes in place of disclosure in the IPO Registration Statement pertaining to the initial public offering of the Company’s common stock, (ii) revisions reflecting material developments relating to the Company since the initial public offering of the Company’s common stock, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended September 30, 2013.

Edward P. Bartz, Esq.

January 15, 2014

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon